EXHIBIT 99.1

Valneva to Participate in Investor Conferences in the United States and Europe in September 2023

Saint-Herblain (France), August 31, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that members of its senior leadership team are scheduled to participate in 1-on-1 meetings with institutional investors at the following investor conferences in September 2023.

The Company will discuss its single-dose vaccine candidate against the chikungunya virus (VLA1553), currently under priority review by the U.S. FDA with a Prescription Drug User Fee Act (PDUFA) action date planned for end of November 20231, as well as its Lyme disease vaccine candidate (VLA15), which is currently in Phase 3 clinical trials led by Valneva’s development partner Pfizer. The Company will also discuss its existing commercial vaccine portfolio, which has been resuming strong revenue growth since the lifting of the COVID-19 travel restrictions.

Additionally, the Company will hold a live conference call and webcast for its first half 2023 financial results on Thursday September 21, 2023, at 3 p.m. CEST / 9 a.m. EDT. Please refer to the following links.

Morgan Stanley 21st Annual Global Healthcare Conference
Date: Monday, September 11, 2023
Location: New York, NY

Kepler Cheuvreux Autumn Conference 2023
Date: Tuesday, September 12, 2023
Location: Paris, France

H.C. Wainwright 25th Annual Global Investment Conference
Date: September 12-13, 2023
Location: New York, NY

To request a meeting, please contact your representative at the respective hosting banks.

Valneva First Half Financial Results and Business Update
Date: September 21, 2023, 3 p.m. CEST / 9 a.m. EDT
Webcast Link: https://edge.media-server.com/mmc/p/qbnasrnq
Conference Call Link: https://register.vevent.com/register/BIc73cebd7df4d493c9e6f4ebe8a75570c

 About Valneva SE

We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Announces PDUFA Date Extension for Chikungunya Virus Vaccine Candidate - Valneva